EXHIBIT 12.1

Calculation of Earnings to Fixed Charges

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002	Three months ended December 31,		Year ended September 30,
				2001	2000	2001	2000
Interest expensed	3,152	2,565	2,138	681	1,590	5,064	6,297
Capitalized securitization cost	—	625	200	—	600	600	1,000
Capitalized convertible debt costs	1,878	2,476	—	—	—	—	—
Capitalized line of credit costs	387
Preferred dividends adjusted to pre-tax at current tax rates	—	25	1,295	495	502	2,005	2,007

Fixed charges	5,417	5,691	3,633	1,176	2,692	7,669	9,304

Pretax income	22,248	26,180	17,907	1,156	(893)	1,419	(6,155)
Add: Fixed charges	5,417	5,691	3,633	1,176	2,692	7,669	9,304
Less: Preferred dividends adjusted to current tax rate	—	(25)	(1,295)	(495)	(502)	(2,005)	(2,007)

Adjusted earnings	27,665	31,846	20,245	1,837	1,297	7,083	1,142

Earnings to fixed charges ratio	511%	560%	557%	156%	48%	92%	12%